PIMCO Funds

840 Newport Center Drive

Newport Beach, CA  92660

June 22, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:   PIMCO Funds Request for Withdrawal
         File Nos.: 33-12113, 811-5028
         CIK No.: 0000810893

Ladies and Gentlemen:

On June 15, 2005, a 485APOS filing for PIMCO Variable Insurance Trust ("PVIT") was unintentionally filed under the CIK number of PIMCO Funds (Accession No.: 0001193125-05-125703) (the "Filing"). Solely as a result of technical problems at the printing agent, the Filing was submitted prematurely and was incorrectly filed under the CIK number of PIMCO Funds. On June 16, 2005, a 485APOS was properly filed for PVIT, as intended (CIK No. 0000810893; Accession No.: 0001193125-05-126521).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Filing with respect to PIMCO Funds. We respectfully submit that a withdrawal of the Filing is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Filing.

We apologize for any confusion this may have caused. Please direct any comments or questions regarding this withdrawal to Brendan C. Fox at 202.261.3381 or Derek B. Newman at 202.261.3467.

Very truly yours,

/s/  J. Stephen King, Jr.
J. Stephen King, Jr.

Vice President-Senior Counsel